Exhibit 99.1

News Release

Pacific Drilling Announces Third-Quarter 2016 Results

Conference call set 9 a.m. Central time Tuesday, November 8, 2016

•   Revenues for third-quarter of $182.4 million with a revenue efficiency(a) of 97.0%

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•   Net Income of $0.2 million, resulting in $0.01 per diluted share

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•   Adjusted EBITDA(b) of $98.1 million, after removal of $22.0 million gain on debt extinguishment, representing an Adjusted EBITDA margin(c) of 53.8%

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•   Operating and G&A costs of $83.7 million, a reduction of 7.2% from second-quarter 2016 and 25.0% from a year ago

LUXEMBOURG (November 7, 2016) - Pacific Drilling S.A. (NYSE: PACD) today announced net income for third-quarter 2016 of $0.2 million or $0.01 per diluted share, compared to net income of $8.2 million or $0.39 per diluted share for second-quarter 2016 and net income of $41.0 million or $1.95 per diluted share for third-quarter 2015.

CEO Chris Beckett said, "Our operating fleet continues to deliver excellent operational performance with a third-quarter revenue efficiency of 97%, and a year-to-date revenue efficiency of 98%, which coupled with strong cost control resulted in an Adjusted EBITDA margin of 53.8% in third-quarter 2016. Our operational performance is being recognized by our clients and led to Pacific Scirocco restarting operations in Nigeria for Total on October 3, 2016. Although we have seen an increase in market inquiries, and anticipate award of short term projects in the near-term, the market conditions continue to be very challenging. We do not anticipate recovery of the dayrate environment for several years, but remain convinced of the long-term potential of the platform and asset base we have built.”

Third-Quarter 2016 Operational and Financial Commentary

Contract drilling revenue for third-quarter 2016 was $182.4 million, which included $12.3 million of deferred revenue amortization, compared to second-quarter 2016 contract drilling revenue of $203.7 million, which included $12.7 million of deferred revenue amortization. Contract drilling revenue decreased in the third-quarter primarily as a result of the Pacific Bora operating at a lower dayrate to finish its well in progress after completion of the primary contract term.

During the three months ended September 30, 2016, our operating fleet achieved average revenue efficiency of 97.0%. Operating expenses for third-quarter 2016 were $68.5 million, compared to $76.0 million for second-quarter 2016. The reduction in operating expenses was primarily the result of decreased costs across most of the rigs in our fleet and shore-based and other support costs. Operating expenses for third-quarter 2016 included $3.8 million in reimbursable costs, $6.6 million in shore-based and other support costs, and $3.8 million in amortization of deferred costs.

Direct rig-related daily operating expenses for our four operating rigs, excluding reimbursable costs, averaged $130,600 per rig in third-quarter 2016, down from an average of $140,100 per operating rig in second-quarter 2016.The reduction in direct rig-related daily operating expenses was primarily the result of continued fleet-wide cost saving measures. Direct rig-related daily operating expenses for our three idle rigs averaged $32,800 per rig in third-quarter 2016 as compared to the average of $31,300 per rig in second-quarter 2016.

General and administrative expenses for third-quarter 2016 were $15.2 million, compared to $14.2 million for second-quarter 2016. Excluding certain legal and financial advisory fees of $4.2 million in third-quarter 2016 and $2.9 million in second-quarter 2016, our corporate overhead expenses(d) for third-quarter 2016 were $11.0 million, compared to $11.3 million for second-quarter 2016.

Adjusted EBITDA for third-quarter 2016 was $98.1 million, compared to Adjusted EBITDA of $109.7 million for second-quarter 2016. A reconciliation of net income to EBITDA and Adjusted EBITDA is included in the schedules accompanying this release.

Liquidity and Capital Structure

During third-quarter 2016, cash flow from operations was $93.7 million. As of September 30, 2016, we had $363.3 million in cash and cash equivalents, and $82.0 million in restricted cash pledged to the lenders under our senior secured credit facility as cash collateral. Additionally, subsequent to the end of the quarter, we drew the remaining $215.0 million available under our 2013 revolving credit facility following an amendment to the indenture governing the 2017 Senior Secured Notes to allow us to incur additional indebtedness. During the third-quarter 2016, we repurchased $36.9 million in principal amount of our senior notes due 2017 at a discount to their face value, which results in a year-to-date repurchased principal amount of $60.6 million and a total gain on debt extinguishment of $36.2 million.

Market conditions continue to be challenging, which will impact our financial results in the near future. We are therefore seeking amendments or waivers of our leverage ratio financial covenants in our revolving credit facility and our senior secured credit facility, as it is likely we will be in violation of such covenants within the next twelve months.

We are also engaged in discussions with certain of our lenders and noteholders regarding other modifications to the terms of our long-term debt. We believe we can continue to meet our existing obligations as they come due through 2017. However, absent a significant improvement in market conditions in the near term, we will likely need our lenders and noteholders to agree to modifications to the terms of our long-term debt for our capital structure to be sustainable in the longer term.

CFO Paul Reese said, “Consistent with our continuous focus on liquidity, we further optimized our cost structure bringing our fleet wide daily operating expenses down by nearly $10,000 per day from the prior quarter to approximately $130,000 per operating rig for the third quarter. We continue to work with financial and legal advisors to explore potential opportunities in order to achieve a sustainable long-term capital structure.”

Investor Toolkit

Updated schedules of expected amortization of deferred revenue, depreciation expense, and interest expense for our existing financing are available in the “Quarterly and Annual Results” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.

Footnotes

(a) Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

(b) EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to net income, please refer to the schedule included in this release.

(c) Adjusted EBITDA margin is defined as Adjusted EBITDA divided by contract drilling revenue. Management uses this operational metric to track company results and believes that this measure provides additional information that consolidates the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.

(d) Corporate overhead expenses is a non-GAAP financial measure.  For a definition of corporate overhead expenses and a reconciliation to general and administrative expenses, please refer to the schedule included in this release.

Conference Call

Pacific Drilling will conduct a conference call at 9 a.m. Central time on Tuesday, November 8, 2016 to discuss third-quarter 2016 results. To participate in the November 8 call, please dial +1 913-312-0949 or 1-888-218-8170 and refer to confirmation code 1758225 five to 10 minutes prior to the scheduled start time. The call also will be webcast on www.pacificdrilling.com and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section. A replay of the call also will be available on the company’s website.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “our ability to,” “plan,” “potential,” “projected,” “target,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; our ability to repay our debt; our expectations regarding potential future covenant defaults on our long-term debt; expected capital expenditures and projected costs and savings.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors.  These statements are subject to a number of risks and uncertainties, many of which are beyond our control.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; our ability to obtain waivers or amendments to cure potential covenant defaults on our long-term debt; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of market changes or other reasons; and the other risk factors described in our filings with the SEC, including our Annual Report on Form 20-F and Current Reports on Form 6-K.  These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Contact:  John Boots
Pacific Drilling
+352 26 84 57 81
Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts) (unaudited)

	Three Months Ended			Nine Months Ended September 30,
	September 30,	June 30,	September 30,
	2016	2016	2015	2016	2015
Revenues
Contract drilling	$182,427	$203,710	$260,176	$591,515	$817,463

Costs and expenses
Operating expenses	(68,530)	(75,988)	(98,334)	(223,491)	(326,391)
General and administrative expenses	(15,150)	(14,195)	(13,208)	(44,471)	(42,902)
Depreciation expense	(69,731)	(68,213)	(61,472)	(206,020)	(175,778)
	(153,411)	(158,396)	(173,014)	(473,982)	(54,571)
Operating income	29,016	45,314	87,162	117,533	272,392
Other income (expense)
Interest expense	(45,888)	(46,116)	(36,361)	(137,497)	(106,297)
Gain on debt extinguishment	22,002	14,231	—	36,233	—
Other expense	(628)	(3,816)	(459)	(2,812)	(2,853)
Income before income taxes	4,502	9,613	50,342	13,457	163,242
Income tax expense	(4,346)	(1,379)	(9,344)	(7,578)	(23,420)
Net income	$156	$8,234	$40,998	$5,879	$139,822

Earnings per common share, basic	$0.01	$0.39	$1.95	$0.28	$6.61
Weighted average number of common shares, basic	21,183	21,178	21,065	21,161	21,168
Earnings per common share, diluted	$0.01	$0.39	$1.95	$0.28	$6.60
Weighted average number of common shares, diluted	21,184	21,178	21,066	21,161	21,176

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value) (unaudited)

	September 30,	June 30,	December 31,
	2016	2016	2015
Assets:
Cash and cash equivalents	$363,303	$371,084	$116,033
Restricted cash	82,015	—	—
Accounts receivable	114,307	138,182	168,050
Materials and supplies	97,267	95,245	98,243
Deferred costs, current	11,226	11,256	10,582
Prepaid expenses and other current assets	16,932	19,571	14,312
Total current assets	685,050	635,338	407,220
Property and equipment, net	4,969,016	5,035,427	5,143,556
Long-term receivable	202,575	202,575	202,575
Other assets	38,433	36,637	39,369
Total assets	$5,895,074	$5,909,977	$5,792,720

Liabilities and shareholders’ equity:
Accounts payable	$19,137	$15,802	$44,167
Accrued expenses	37,211	30,919	44,221
Long-term debt, current	74,283	74,364	76,793
Accrued interest	33,527	14,703	16,442
Derivative liabilities, current	6,219	7,606	7,483
Deferred revenue, current	35,083	42,497	49,227
Total current liabilities	205,460	185,891	238,333
Long-term debt, net of current maturities	2,911,332	2,946,189	2,768,877
Deferred revenue	37,143	42,053	60,639
Other long-term liabilities	37,166	36,962	32,816
Total long-term liabilities	2,985,641	3,025,204	2,862,332
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 22,551 and 23,277 shares issued and 21,183 and 21,121 shares outstanding as of September 30, 2016 and December 31, 2015, respectively	212	212	218
Additional paid-in capital	2,358,632	2,356,981	2,383,387
Treasury shares, at cost	—	—	(30,000)
Accumulated other comprehensive loss	(22,690)	(25,974)	(23,490)
Retained earnings	367,819	367,663	361,940
Total shareholders’ equity	2,703,973	2,698,882	2,692,055
Total liabilities and shareholders’ equity	$5,895,074	$5,909,977	$5,792,720

PACIFIC DRILLING S. A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015

Cash flow from operating activities:
Net income	$156	$8,234	$40,998	$5,879	$139,822
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation expense	69,731	68,213	61,472	206,020	175,778
Amortization of deferred revenue	(12,324)	(12,658)	(21,655)	(37,640)	(65,827)
Amortization of deferred costs	3,800	3,253	5,836	9,888	20,119
Amortization of deferred financing costs	3,662	3,641	2,772	10,928	7,971
Amortization of debt discount	426	322	250	1,071	702
Deferred income taxes	345	741	2,799	2,801	1,306
Share-based compensation expense	1,653	1,511	2,615	5,328	8,439
Gain on debt extinguishment	(22,002)	(14,231)	—	(36,233)	—
Changes in operating assets and liabilities:
Accounts receivable	23,875	(723)	43,052	53,743	84,583
Materials and supplies	(2,022)	988	444	976	(6,322)
Prepaid expenses and other assets	(1,653)	(3,848)	3,018	(12,556)	231
Accounts payable and accrued expenses	28,038	(27,456)	10,869	(1,830)	(8,058)
Deferred revenue	—	—	1,447	—	3,735
Net cash provided by operating activities	93,685	27,987	153,917	208,375	362,479
Cash flow from investing activities:
Capital expenditures	(1,129)	(13,089)	(41,208)	(42,806)	(143,324)
Net cash used in investing activities	(1,129)	(13,089)	(41,208)	(42,806)	(143,324)
Cash flow from financing activities:
Net payments from shares issued under share-based compensation plan	(2)	(87)	(37)	(89)	(456)
Proceeds from long-term debt	—	—	—	235,000	265,000
Payments on long-term debt	(16,305)	(51,000)	(66,875)	(69,180)	(478,168)
Payments for financing costs	(2,015)	—	—	(2,015)	(500)
Purchases of treasury shares	—	—	—	—	(21,760)
Net cash provided by (used in) financing activities	(18,322)	(51,087)	(66,912)	163,716	(235,884)
Net increase (decrease) in cash and cash equivalents	74,234	(36,189)	45,797	329,285	(16,729)
Cash, cash equivalents and restricted cash, beginning of period	371,084	407,273	105,268	116,033	167,794
Cash, cash equivalents and restricted cash, end of period	$445,318	$371,084	$151,065	$445,318	$151,065

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, and gain from debt extinguishment. EBITDA and Adjusted EBITDA do not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included herein because they are used by management to measure the company's operations. Management believes that EBITDA and Adjusted EBITDA present useful information to investors regarding the company's operating performance during the periods presented below.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data— Reconciliation of Net Income to Non-GAAP EBITDA and Adjusted EBITDA

(in thousands) (unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015

Net income	$156	$8,234	$40,998	$5,879	$139,822
Add:
Interest expense	45,888	46,116	36,361	137,497	106,297
Depreciation expense	69,731	68,213	61,472	206,020	175,778
Income tax expense	4,346	1,379	9,344	7,578	23,420
EBITDA	$120,121	$123,942	$148,175	$356,974	$445,317

Subtract:
Gain on debt extinguishment	(22,002)	(14,231)	—	(36,233)	—
Adjusted EBITDA	$98,119	$109,711	$148,175	$320,741	$445,317

Corporate Overhead Expenses Reconciliation

Corporate overhead expenses is a non-GAAP financial measure defined as general and administrative expenses less certain unusual legal expenses related to our  arbitration proceeding and patent litigation, as well as legal and financial advisory expenses related to our liability management program. We included corporate overhead herein because it is used by management to measure the company's ongoing corporate overhead. Management believes that ongoing corporate overhead expenses present useful information to investors regarding the financial impact of company's cost savings measures and optimization of overhead support structure during the periods presented below. Non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data— Reconciliation of General and Administrative Expenses to Non-GAAP Corporate Overhead Expenses

(in thousands) (unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
General and administrative expenses	$15,150	$14,195	$13,208	$44,471	$42,902
Subtract:
Legal and advisory expenses	(4,154)	(2,939)	(745)	(9,808)	(1,319)
Corporate overhead expenses	$10,996	$11,256	$12,463	$34,663	$41,583